RENHUANG PHARMACEUTICALS, INC.

No. 218, Taiping, Taiping District
Harbin, Heilongjiang Province,
P.R. China 150050

October 26, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 4720
Washington D.C. 20549
United States of America

Attention:  Mr. Jim B. Rosenberg

Sent Via Edgar

Re:	Renhuang Pharmaceuticals, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended October 31, 2008
Filed September 9, 2009
File No. 00-24512

Dear Mr. Rosenberg:

Thank you for your comment letter dated September 18, 2009 on our above-referenced Annual Report on Form 10-K for the fiscal year ended October 31, 2008.  We are writing to you to provide responses to your comments in connection with our filing of Amendment No. 1 to the Annual Report on Form 10-K.

For the convenience of the staff of the Commission (the “Staff”), each of the Commission’s comments is set out immediately preceding the corresponding response.

We understand and agree that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff’s comment or changes to disclosure in response to Staff’s comment in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff’s comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1.	Your Forms 10-Q for the quarterly periods ended January 31, 2009, April 30, 2009, and July 31, 2009 are over due. Please tell us when you expect to file them.

Response

Please be advised that we expect to file our Forms 10-Q for the quarterly periods ended January 31, 2009, April 30, 2009 and  Amendment No. 1 to our Annual Report on Form 10-K for the fiscal year ended October 31, 2008  on or about November 20, 2009. We already filed our Form 10-Q for the quarterly period ended July 31, 2009 on September 21, 2009.

2.	Since the timing of expense recognition is different for different forms of advertisements, please revise your disclosure to clarify what you mean by “incurred”.

Response

In response to Staff’s comment, please be advised that we will include the following disclosure in Amendment No. 1 to our Annual Report on Form 10-K for the fiscal year ended October 31, 2008:

“Our advertising costs are accounted for in the operating expenses subject to actual occurrence.  Television advertising costs are generally planned in advance based on the number of television advertisements each month.  Such advertisement fees are then paid each month.  Such costs are incurred based on actual incurred costs at the end of each month.  Printed advertising costs generally entail costs associated with advertisements in newspaper or periodicals.  Such fees are paid in advance per advertisement or period, and are incurred at the end of each month after accumulation.”

7. Inventories, page F-17

3.
Based on your finished goods inventory levels at October 31, 2008 and 2007 and cost of sales for the fiscal years then ended, inventories turned 64 times and 212 times during the fiscal years ended 2008 and 2007, respectively.  Based on this information, you did not seem to hold sufficient finished goods to satisfy even one week’s sales.  Please revise your disclosure to explain how you manage your inventory, including a discussion about how you were able to meet the product demands during the first quarter of 2009 and 2008.

Response

In response to Staff’s comment, please be advised that we will include the following disclosure in Amendment No. 1 to our Annual Report on Form 10-K for the fiscal year ended October 31, 2008:

“The Company attempts to produce based on sales estimates and to maintain little inventory so as to optimize resource usage and conform to the current situation of the pharmaceutical market in China.  Our production department develops a production plan at the end of each month for the following month in accordance with the sales plan made by our sales department for each month. Our products are continuously produced and warehoused during the month while sales are made, and there is generally no large inventories at the end of each month.

We have utilized our production and sale process by the method described above for the fiscal years ended 2008 and 2007, and for the quarterly periods of 2009 and have fully met product demands due to our continuous operations.”

***

Please feel free to contact me or our legal counsel Cadwalader, Wickersham & Taft LLP, Attn: Jiannan Zhang at +86 10 6599-7270 or via fax at +86 10 6599-7300 in case of any further comments or questions in this regard.

Sincerely yours,

RENHUANG PHARMACEUTICALS, INC.

By:  /s/ Shaoming Li
Name: Shaoming Li
Title: Chairman, President and Chief Executive Officer